RNS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 18:09:54 15 November 2022

RNS Number : 5209G
Unilever PLC
15 November 2022

TRANSACTIONS IN OWN SECURITIES

15 November 2022

Unilever PLC (the "**Company**") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Morgan Stanley & Co. International plc ("**the Broker**"). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:	15 November 2022
Number of ordinary shares purchased:	311
Highest price paid per share:	GBp 4,033.5000
Lowest price paid per share:	GBp 4,028.5000
Volume weighted average price paid per share:	GBp 4,031.5113

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 6 September 2022, as announced on that date.

Following the purchase of these shares, Unilever holds 94,233,999 of its ordinary shares in treasury and has 2,535,009,773 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume
LSE	4,033.5000	70
BATS	4,032.2839	155
Chi-X	4,028.5000	86
Turquoise	-	-
Aquis	-	-

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBp)	Trading Venue	Time
74	4,031.5000	BATE	14:30:53
86	4,028.5000	CHIX	15:12:17
70	4,033.5000	XLON	16:14:10
81	4,033.0000	BATE	16:27:33

END

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